UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2016 AND 2015 AND

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being filed by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the SEC on December 6, 2013 (File No. 333-191325) and will be deemed to be a part thereof from the date on which this Form 6-K is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. The Company is filing this report on Form 6-K for the purpose of filing a copy of the Company’s audited consolidated financial statements as of March 31, 2016 and 2015 and for the three-months ended March 31, 2016 and 2015 (the “Consolidated Financial Statements”) as Exhibit 99.1. The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes

Name:	Carlos A. Boero Hughes

Title:	Chief Financial Officer and Chief Accounting Officer

Date: May 12, 2016

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015

F - 1

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 1,270,199 are treasury shares)

F - 2

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of March 31, 2016 and December 31, 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	December 31,
	Note	2016	2015
		(unaudited)	(revised – see Note 2)
ASSETS
Non-Current Assets
Property, plant and equipment	6	761,283	696,889
Investment property	7	4,255	4,796
Intangible assets	8	17,082	16,661
Biological assets	9	6,512	6,476
Deferred income tax assets	18	75,151	68,744
Trade and other receivables	11	18,613	21,795
Other assets		691	651
Total Non-Current Assets		883,587	816,012
Current Assets
Biological assets	9	108,885	105,342
Inventories	12	97,611	85,286
Trade and other receivables	11	177,033	145,011
Derivative financial instruments	10	9,798	4,849
Cash and cash equivalents	13	223,688	198,894
Total Current Assets		617,015	539,382
TOTAL ASSETS		1,500,602	1,355,394
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	14	183,573	183,573
Share premium	14	937,855	937,674
Cumulative translation adjustment		(552,914)	(568,316)
Equity-settled compensation		17,768	16,631
Cash flow hedge		(112,056)	(137,911)
Treasury shares		(1,907)	(1,936)
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		50,395	48,795
Equity attributable to equity holders of the parent		564,288	520,084
Non-controlling interest		7,640	7,335
TOTAL SHAREHOLDERS EQUITY		571,928	527,419
LIABILITIES
Non-Current Liabilities
Trade and other payables	16	1,951	1,911
Borrowings	17	511,705	483,651
Deferred income tax liabilities	18	19,836	15,636
Payroll and social security liabilities	19	1,306	1,236
Derivatives financial instruments	10	-	119
Provisions for other liabilities		1,643	1,653
Total Non-Current Liabilities		536,441	504,206
Current Liabilities
Trade and other payables	16	64,146	53,731
Current income tax liabilities		12,284	962
Payroll and social security liabilities	19	24,917	22,153
Borrowings	17	283,180	239,688
Derivative financial instruments	10	7,081	6,575
Provisions for other liabilities		625	660
Total Current Liabilities		392,233	323,769
TOTAL LIABILITIES		928,674	827,975
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,500,602	1,355,394

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 3

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the three-month periods ended March 31, 2016 and 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2016	March 31, 2015 (revised)
		(unaudited)
Sales of manufactured products and services rendered	21	95,121	84,480
Cost of manufactured products sold and services rendered	22	(72,660)	(67,561)
Gross Profit from Manufacturing Activities		22,461	16,919
Sales of agricultural produce and biological assets	21	26,363	29,738
Cost of agricultural produce sold and direct agricultural selling expenses	22	(26,363)	(29,738)
Initial recognition and changes in fair value of biological assets and agricultural produce	9	25,833	1,697
Changes in net realizable value of agricultural produce after harvest		2,659	(162)
Gross Profit from Agricultural Activities		28,492	1,535
Margin on Manufacturing and Agricultural Activities Before Operating Expenses		50,953	18,454
General and administrative expenses	22	(10,304)	(12,018)
Selling expenses	22	(11,036)	(13,255)
Other operating (expense)/ income, net	24	58	21,625
Share of loss of joint ventures		-	(878)
Profit from Operations Before Financing and Taxation		29,671	13,928
Finance income	25	4,145	3,291
Finance costs	25	(28,713)	(27,783)
Financial results, net	25	(24,568)	(24,492)
Profit / (Loss) Before Income Tax		5,103	(10,564)
Income tax expense/(benefit)	18	(2,351)	4,990
Profit / (Loss) for the Period		2,752	(5,574)
Attributable to:
Equity holders of the parent		1,600	(6,508)
Non-controlling interest		1,152	934

Earnings/(loss) per share attributable to the equity holders of the parent during the period:
Basic		0.013	(0.054)
Diluted		0.013	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 4

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the three-month periods ended March 31, 2016 and 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	March 31, 2016	March 31, 2015 (revised)
	(unaudited)

Profit/(loss) for the period	2,752	(5,574)
Other comprehensive income:
Exchange differences on translating foreign operations	14,556	(77,238)
Cash flow hedge	25,854	(41,892)
Other comprehensive earnings/(loss) for the period	40,410	(119,130)
Total comprehensive earnings/(loss) for the period	43,162	(124,704)

Attributable to:
Equity holders of the parent	42,857	(125,390)
Non-controlling interest	305	686

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 5

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2016 and 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Share Capital (Note 14)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2015	183,573	933,044	(395,804)	16,735	(43,064)	(2,840)	25,508	45,644	762,796	7,589	770,385
Changes in Accounting Standard (see Note 2)	-	-	(1,756)	-	-	-	-	8,598	6,842	-	6,842
Revised total equity at the beginning of the financial year	183,573	933,044	(397,560)	16,735	(43,064)	(2,840)	25,508	54,242	769,638	7,589	777,227
Loss for the period	-	-	-	-	-	-		(6,508)	(6,508)	934	(5,574)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	(76,991)	-	-	-	-	-	(76,991)	(247)	(77,238)
Cash flow hedge (*)	-	-	-	-	(41,891)	-	-	-	(41,891)	(1)	(41,892)
Other comprehensive income for the period	-	-	(76,991)	-	(41,891)	-	-	-	(118,882)	(248)	(119.130)
Total comprehensive income for the period	-	-	(76,991)	-	(41,891)	-	-	(6,508)	(125,390)	686	(124.704)

Employee share options (Note 15)
- Value of employee services	-	-	-	-	-	-	-	-	-	-	-
- Exercised	-	746	-	(253)	-	141	-	-	634	-	634
- Forfeited	-	-	-	-	-	-	-	-	-	-	-
Restricted shares (Note 15):
- Value of employee services	-	-	-	919	-	-	-	-	919	-	919
- Vested	-	-	-	-	-	-	-	-	-	-	-
- Forfeited	-	-	-	-	-	-	-	-	-	-	-
Balance at March 31, 2015 (revised and unaudited)	183.573	933.790	(474.551)	17.401	(84.955)	(2.699)	25.508	47.734	645.801	8.275	654,076

(*) Net of 2,448 of Income Tax

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 6

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2016 and 2015 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 14)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2016	183,573	937,674	(567,133)	16,631	(137,911)	(1,936)	41,574	62,923	535,395	7,335	542,730
Changes in Accounting Standard (see Note 2)	-	-	(1,183)	-	-	-	-	(14,128)	(15,311)	-	(15,311)
Revised total equity at the beginning of the financial year	183,573	937,674	(568,316)	16,631	(137,911)	(1,936)	41,574	48,795	520,084	7,335	527,419
Profit for the period	-	-	-	-	-	-	-	1,600	1,600	1.152	2,752
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	15,402	-	-	-	-	-	15,402	(846)	14,556
Cash flow hedge (*)	-	-	-	-	25,855	-	-	-	25,855	(1)	25,854
Other comprehensive income for the period	-	-	15,402	-	25,855	-	-	-	41,257	(847)	40,410
Total comprehensive income for the period	-	-	15,402	-	25,855	-	-	1,600	42,857	305	43,162

Employee share options (Note 15)
- Value of employee services	-	-	-	-	-	-	-	-	-	-	-
- Exercised	-	181	-	(58)	-	29	-	-	152	-	152
- Forfeited	-	-	-	-	-	-	-	-	-	-	-
Restricted shares (Note 15):
- Value of employee services	-	-	-	1,195	-	-	-	-	1,195	-	1,195
- Vested	-	-	-	-	-	-	-	-	-	-	-
- Forfeited	-	-	-	-	-	-	-	-	-	-	-
Balance at March 31, 2016 (unaudited)	183.573	937.855	(552.914)	17.768	(112.056)	(1.907)	41.574	50,395	564,288	7.640	571.928

(*) Net of 13,288 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 7

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the three-month periods ended March 31, 2016 and 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2016	March 31, 2015 (revised)
		(unaudited)
Cash flows from operating activities:

Profit/(loss) for the period		2,752	(5,574)
Adjustments for:
Income tax expense/(benefit)	18	2,351	(4,990)
Depreciation	22	13,429	6,223
Amortization	22	113	135
Gain from of disposal of other property items	24	(134)	(393)
Equity settled share-based compensation granted	23	1,195	919
(Gain)/loss from derivative financial instruments and forwards	24, 25	(922)	(21,316)
Interest and other expense, net	25	8,787	10,783
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(20,174)	1,904
Changes in net realizable value of agricultural produce after harvest (unrealized)		704	157
Provision and allowances		1,722	458
Share of loss from joint venture		-	878
Foreign exchange gains, net	25	9,862	13,694
Cash flow hedge – transfer from equity	25	4,975	(464)
Subtotal		24,660	2,414
Changes in operating assets and liabilities:
(Increase)/decrease in trade and other receivables		(28,654)	24,435
(Increase)/decrease in inventories		(15,072)	5,289
Decrease/(increase) in biological assets		17,742	9,577
Decrease/(increase) in other assets		(51)	6
Decrease /(increase) in derivative financial		(4,426)	11,309
Increase/(decrease) in trade and other payables		9,437	(13,025)
Increase in payroll and social security liabilities		2,303	486
Increase in provisions for other liabilities		514	19
Net cash generated in operating activities before interest and taxes paid		6,453	40,510
Income tax paid		(66)	(90)
Net cash generated from operating activities		6,387	40,420

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 8

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the three-month periods ended March 31, 2016 and 2015 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2016	March 31, 2015 (revised)
		(unaudited)
Cash flows from investing activities:
Purchases of property, plant and equipment		(29,919)	(61,169)
Purchases of intangible assets	8	(667)	(195)
Interest received	25	2,796	2,568
Proceeds from sale of property, plant and equipment		153	127
Loans to joint venture		-	(561)
Net cash used in investing activities		(27,637)	(59,230)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercised		152	634
Proceeds from long-term borrowings		40,167	160,746
Payments of long-term borrowings		(27,200)	(11,189)
Proceeds from short-term borrowings		50,526	5,216
Payment of short-term borrowings		(11,541)	(19,810)
Interest paid		(8,765)	(9,718)
Net cash generated from financing activities		43,339	125,879
Net decrease in cash and cash equivalents		22,089	107,069
Cash and cash equivalents at beginning of period		198,894	113,795
Effect of exchange rate changes on cash and cash equivalents		2,705	(22,585)
Cash and cash equivalents at end of period		223,688	198,279

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 9

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on May 10, 2016.

2.	Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of March 31, 2015 and for the three-month periods ended March 31, 2016 and 2015 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2015, results of operations and cash flows for the three-month periods ended March 31, 2016 and 2015. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRSs.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2015, except for the changes in accounting policies explained below.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements.

Changes in accounting policies

As explained in note 2 below, the group has adopted the amendments made to IAS 16 Property, Plant and Equipment and IAS 41 Agriculture in relation to bearer plants this year. These amendments have resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 10

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

(a) Bearer plants

In June 2014, the IASB made amendments to IAS 16 Property, Plant and Equipment and IAS 41 Agriculture which distinguish bearer plants from other biological assets. Bearer plants are solely used to grow produce over their productive lives and are seen to be similar to an item of machinery. They will therefore now be accounted for under IAS 16. However, agricultural produce growing on bearer plants will remain within the scope of IAS 41 and continue to be measured at fair value less cost to sell.

The Group’s sugarcane qualify as bearer plants under the new definition in IAS 41. As required under IAS 8, the change in accounting policy has been applied retrospectively. As a consequence, the sugarcane planting and coffee plantations were reclassified to property, plant and equipment and measured at amortized cost, effective January 1, 2016 and comparative figures have been retrospectively revised accordingly. Sugarcane planting are depreciated on straight-line basis over their useful life which was reassessed from 5 to 6 years as from January 1, 2016.

As permitted under the transitional rules, the fair value of the sugarcane as of January 1, 2014 was deemed to be their cost going forward. The difference between the fair value and the previous carrying amount of was recognized in retained earnings on transition.

However, agricultural produce growing on sugarcane and coffee plantations will remain under the line biological asset and continue to be measured at fair value less cost to sell.

(b) Impact on financial statements

As a result of the changes in the entity’s accounting policies, prior year financial statements had to be revised. The following tables show the adjustments recognized for each individual line item. Line items that were not affected by the change have not been included. As a result, the sub-totals and totals disclosed cannot be recalculated from the numbers provided. As permitted under the transitional rules, the impact on the current period is not disclosed.

Statements of Income (extracts)

	March 31, 2015 (Previously stated)	Increase/ (Decrease)	March 31, 2015 (Revised)
Cost of manufactured products sold and services rendered	(60,234)	(7,327)	(67,561)
Initial recognition and changes in fair value of biological assets and agricultural produce	23,666	(21,969)	1,697
Profit / (Loss) before income tax	18,732	(29,296)	(10,564)
Income tax (expense) / benefit	(4,971)	9,961	4,990
Profit / (Loss) for the period	13,761	(19,335)	(5,574)
Attributable to:
Equity holders of the parent	12,827	(19,335)	(6,508)
Non-controlling interests	934	-	934
	13,761	(19,335)	(5,574)
Basic earnings per share	0.106	(0.160)	(0.054)
Diluted earnings per share	0.105	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 11

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

Statement of Financial Position (extracts)

	31 December 2015 (Prev. stated)	Increase/ (Decrease)	31 December 2015 (Revised)
Property, plant and equipment	540,218	156,671	696,889
Biological assets	299,270	(187,452)	111,818
Inventories	77,703	7,583	85,286
Deferred tax assets	60,857	7,887	68,744
Total assets	1,370,705	(15,311)	1,355,394

Retained earnings	62,923	(14,128)	48,795
Cumulative Translation Adjustment	(567,133)	(1,183)	(568,316)
Total equity	542,730	(15,311)	527,419

During the three months ended March 31, 2016, the IASB did not publish new standards that would have a material impact on the Group when they become effective.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Dairy business segments, tend to be more stable. However, the sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugar and ethanol inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2015 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the three month period ended March 31, 2016. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 12

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at March 31, 2016. All amounts are shown in US dollars.

	March 31, 2016
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(120)	-	-	-	(120)
Brazilian Reais	-	(185,351)	-	-	(185,351)
US Dollar	(83,854)	(385,722)	22,983	94,645	(351,948)
Uruguayan Peso	-	-	(54)	-	(54)
Total	(83,974)	(571,073)	22,929	94,645	(537,473)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended March 31, 2016 would have increased the Group’s Profit Before Income Tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	March 31, 2016
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(8,385)	(38,572)	2,298	-	(44,659)
(Decrease) or increase in Profit Before Income Tax	(8,385)	(38,572)	2,298	-	(44,659)

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2016 and 2020.

For the period ended March 31, 2016, a total amount before income tax of US$ 34,167 gain was recognized in other comprehensive income and an amount of US$ 4,975 loss was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 13

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at March 31, 2016 (all amounts are shown in US dollars):

	March 31, 2016
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	5,208	-	-	5,208
Brazilian Reais	-	154,305	-	154,305
US Dollar	70,043	27,906	17,367	115,316
Subtotal Fixed-rate borrowings	75,251	182,211	17,367	274,829
Variable rate:
Brazilian Reais	-	50,512	-	50,512
US Dollar	13,478	455,902	-	469,380
Subtotal Variable-rate borrowings	13,478	506,414	-	519,892
Total borrowings as per analysis	88,729	688,625	17,367	794,721
Finance leases	164	-	-	164
Total borrowings at March 31, 2015	88,893	688,625	17,367	794,885

At March 31, 2016, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit Before Income Tax for the period would decrease as follows:

	March 31, 2016
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	-	(505)	-	(505)
US Dollar	(135)	(4,559)		(4,694)
Decrease in Profit Before Income Tax	(135)	(5,064)	-	(5,199)

•	Credit risk

As of March 31, 2016, 5 banks accounted for more than 90% of the total cash deposited (Rabobank, HSBC, Banco do Brasil and ING and Banco Provincia).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 14

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2016:

▪	Futures / Options

	March 31, 2016
Type of	Quantities (thousands)	Notional	Market Value Asset/	Profit / (Loss)
derivative contract	(**)	amount	(Liability)	(*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	364	56,497	4,412	2,322
Soybean	286	82,410	(2,768)	(2,982)
Sugar	81,916	31,363	(431)	(2,383)
Ethanol	2,400	971	54	(61)
OTC:
Sugar	10,160	3,188	(983)	(1,119)
Options:
Buy put
Corn	23	419	624	204
Sugar	35,159	3,942	2,204	935
Sell call
Sugar	42,570	1,724	(2,173)	(138)
Sell put
Sugar	5,639	280	(282)	198
Buy call
Soybean	24	676	459	(217)
Sugar	49	1,473	1,719	246
Total	178,590	182,943	2,835	(2,995)

(*) Included in line "Gain from commodity derivative financial instruments" Note 25.

(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 15

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

▪	Other derivative financial instruments

As of March 31, 2016, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2015.

During the period ended on March 2015, the Group entered into several currency forward contracts with Uruguayan banks in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 26.5 million. The currency forward contracts had maturity dates ranging between June 2015 and September 2015. The outstanding contracts resulted in the recognition of a gain amounting to US$ 1.5 million in 2015.

During the period ended March 31, 2016, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 21.5 million. No contract of this kind was entered in 2015. Those contracts entered in 2016 has maturity dates ranging between March 2016 and March 2017. The outstanding contracts resulted in the recognition of a loss of US$ 0.3 million in 2016.

During the period ended on March 2016, the Group entered into several currency forward contracts with Argentinian banks in order to hedge the fluctuation of the Argentinian peso against US Dollar for a total notional amount of US$ 22 million. The currency forward contracts maturity date is June 2016. The outstanding contracts resulted in the recognition of a loss amounting to US$ 0.03 million in 2016.

During the period ended on March 2016, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 16.8 million. The currency forward contracts maturity date is June 2016. The outstanding contracts resulted in the recognition of US$ nil million in 2016.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

4.	Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2015 described in Note 4 except the change mentioned in Note 2.

5.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 16

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk;

▪	The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be of continuing significance as from January 1, 2014, namely, Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 17

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the three-month period ended March 31, 2016 (unaudited)

	Farming					Sugar,
	Crops	Rice	Dairy	All Other Segments	Farming subtotal	Ethanol and Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	595	20,547	162	266	21,570	73,551	-	-	95,121
Cost of manufactured products sold and services rendered	(451)	(18,412)	(146)	(32)	(19,041)	(53,619)	-	-	(72,660)
Gross Profit from Manufacturing Activities	144	2,135	16	234	2,529	19,932	-	-	22,461
Sales of agricultural produce and biological assets	21,354	2	5,007	-	26,363	-	-	-	26,363
Cost of agricultural produce sold and direct agricultural selling expenses	(21,354)	(2)	(5,007)	-	(26,363)	-	-	-	(26,363)
Initial recognition and changes in fair value of biological assets and agricultural produce	16,040	8,479	434	66	25,019	814	-	-	25,833
Changes in net realizable value of agricultural produce after harvest	2,659	-	-	-	2,659	-	-	-	2,659
Gross Profit / (loss) from Agricultural Activities	18,699	8,479	434	66	27,678	814	-	-	28,492
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	18,843	10,614	450	300	30,207	20,746	-	-	50,953
General and administrative expenses	(575)	(626)	(256)	(58)	(1,515)	(3,666)	-	(5,123)	(10,304)
Selling expenses	(793)	(2,164)	(101)	(11)	(3,069)	(7,942)	-	(25)	(11,036)
Other operating (loss)/income, net	(823)	198	31	1	(593)	582	-	69	58
Share of loss of joint ventures	-	-	-	-	-	-	-	-	-
Profit / (loss) from Operations Before Financing and Taxation	16,652	8,022	124	232	25,030	9,720	-	(5,079)	29,671
Depreciation and amortization	(323)	(555)	(243)	(53)	(1,174)	(12,368)	-	-	(13,542)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	14,772	8,479	-	-	23,251	(3,077)	-	-	20,174
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,268	-	434	66	1,768	3,891	-	-	5,659
Changes in net realizable value of agricultural produce after harvest (unrealized)	(704)	-	-	-	(704)	-	-	-	(704)
Changes in net realizable value of agricultural produce after harvest (realized)	3,363	-	-	-	3,363	-	-	-	3,363
Farmlands and farmland improvements, net	67,812	11,756	238	10,572	90,378	24,505	-	-	114,883
Machinery, equipment and other fixed assets, net	3,656	12,479	8,160	583	24,878	416,516	-	-	441,394
Bearer plants, net	0	0	0	1,702	1,702	178,910	-	-	180,612
Work in progress	1,095	5,154	653	-	6,902	17,492	-	-	24,394
Investment property	-	-	-	4,255	4,255	-	-	-	4,255
Goodwill	4,089	1,878	-	1,175	7,142	6,135	-	-	13,277
Biological assets	33,974	218	6,512	566	41,270	74,127	-	-	115,397
Inventories	23,353	43,667	3,450	-	70,470	27,141	-	-	97,611
Total segment assets	133,979	75,152	19,013	18,853	246,997	744, 826	-	-	991,823
Borrowings	69,187	40,347	2,207	2,188	113,929	680,956	-	-	794,885
Total segment liabilities	69,187	40,347	2,207	2,188	113,929	680,956	-	-	794,885

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 18

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the three-month period ended March 31, 2015 (revised and unaudited)

	Farming					Sugar,
	Crops	Rice	Dairy	All Other Segments	Farming subtotal	Ethanol and Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	77	28,479	83	310	28,949	55,531	-	-	84,480
Cost of manufactured products sold and services rendered	-	(23,156)	(168)	(186)	(23,510)	(44,051)	-	-	(67,561)
Gross Profit from Manufacturing Activities	77	5,323	(85)	124	5,439	11,480	-	-	16,919
Sales of agricultural produce and biological assets	21,752	9	7,977	-	29,738	-	-	-	29,738
Cost of agricultural produce sold and direct agricultural selling expenses	(21,752)	(9)	(7,977)	-	(29,738)	-	-	-	(29,738)
Initial recognition and changes in fair value of biological assets and agricultural produce	9,004	4,717	1,955	(1)	15,675	(15,010)	-	-	665
Changes in net realizable value of agricultural produce after harvest	(162)	-	-	-	(162)	-	-	-	(162)
Gross Profit / (loss) from Agricultural Activities	8,842	4,717	1,955	(1)	15,513	(15,010)	-	-	503
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	8,919	10,040	1,870	123	20,952	(3,530)	-	-	17,422
General and administrative expenses	(1,403)	(1,087)	(370)	(19)	(2,879)	(4,421)	-	(4,718)	(12,018)
Selling expenses	(802)	(4,291)	(165)	(7)	(5,265)	(7,506)	-	(484)	(13,255)
Other operating (loss)/income, net	8,962	479	(28)	2	9,415	12,205	-	5	21,625
Share of loss of joint ventures	(878)	-	-	-	(878)	-	-	-	(878)
Profit / (loss) from Operations Before Financing and Taxation	14,798	5,141	1,307	99	21,345	(3,252)	-	(5,197)	12,896

Depreciation and amortization	(493)	(795)	(380)	(78)	(1,746)	(4,612)	-	-	(6,358)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	7,956	3,124	-	(1)	11,079	(14,015)	-	-	(2,936)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,048	1,593	1,955	-	4,596	(995)	-	-	3,601
Changes in net realizable value of agricultural produce after harvest (unrealized)	(157)	-	-	-	(157)	-	-	-	(157)
Changes in net realizable value of agricultural produce after harvest (realized)	(5)	-	-	-	(5)	-	-	-	(5)
Farmlands and farmland improvements, net	75,702	16,053	289	5,265	97,309	22,359	-	-	119,668
Machinery, equipment and other fixed assets, net	3,853	14,367	9,422	611	28,253	369,184	-	-	397,437
Bearer plants, net	-	-	-	1,552	1,552	155,119	-	-	156,671
Work in progress	935	5,604	495	-	7,034	16,079	-	-	23,113
Investment property	-	-	-	4,796	4,796	-	-	-	4,796
Goodwill	4,609	2,117	-	1,192	7,918	5,592	-	-	13,510
Biological assets	22,536	23,131	6,786	288	52,741	59,077	-	-	111,818
Inventories	27,770	13,584	1,741	-	43,095	42,191	-	-	85,286
Total segment assets	135,405	74,856	18,733	13,704	242,698	669,601	-	-	912,299
Borrowings	54,321	24,932	5,318	1,273	85,844	637,495	-	-	723,339
Total segment liabilities	54,321	24,932	5,318	1,273	85,844	637,495	-	-	723,339

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 19

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the three-month periods ended March 31, 2016 and 2015 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Three-month period ended March 31, 2015 (revised)
Opening net book amount.	174,420	5,401	194,771	277,586	214,676	4,551	120,176	991,581
Exchange differences	(12,771)	(170)	(31,096)	(49,669)	(36,768)	(594)	(19,340)	(150,408)
Additions	-	-	6,609	28,406	9,885	1,100	18,104	64,104
Transfers	-	83	791	2,406	-	44	(3,324)	-
Disposals	-	-	(168)	(174)	-	(9)	-	(351)
Reclassification to non-income tax credits (*)	-	-	(46)	(432)	-	-	(463)	(941)
Depreciation (Note 22)	-	(338)	(1,652)	(2,389)	(1,481)	(363)	-	(6,223)
Closing net book amount	161,649	4,976	169,209	255,734	186,312	4,729	115,153	897,762
At March 31, 2015 (revised and unaudited)
Cost	161,649	13,768	261,084	521,937	232,310	13,284	115,153	1,319,185
Accumulated depreciation	-	(8,792)	(91,875)	(266,203)	(45,998)	(8,555)	0	(421,423)
Net book amount	161,649	4,976	169,209	255,734	186,312	4,729	115,153	897,762
Three-month period ended March 31, 2016
Opening net book amount	114,527	5,141	167,468	226,049	156,671	3,920	23,113	696,889
Exchange differences	(5,114)	(590)	12,616	22,471	15,871	33	(264)	45,023
Additions	-	-	2,545	15,302	11,225	296	4,211	33,579
Transfers	-	1,205	292	1,155	-	(18)	(2,634)	-
Disposals	-	-	-	(277)	-	(5)	-	(282)
Reclassification to non-income tax credits (*)	-	-	(224)	(22)	-	-	(32)	(278)
Transfers to Investment property (Note 7)	-	-	-	(219)	-	-	-	(219)
Depreciation (Note 22)	-	(286)	(1,752)	(7,954)	(3,155)	(282)	-	(13,429)
Closing net book amount	109,413	5,470	180,945	256,505	180,612	3,944	24,394	761,283
At March 31, 2016 (unaudited)
Cost	109,413	15,504	282,702	586,447	362,773	13,850	24,394	1,395,083
Accumulated depreciation	-	(10,034)	(101,757)	(329,942)	(182,161)	(9,906)	-	(633,800)
Net book amount	109,413	5,470	180,945	256,505	180,612	3,944	24,394	761,283

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of March 31, 2016, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 20

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 12,295 and US$ 4,668 of depreciation are included in “Cost of manufactured products sold and services rendered” for the three-month periods ended March 31, 2016 and 2015, respectively. An amount US$ 981 and US$ 1,349 of depreciation are included in “General and administrative expenses” for the three-month periods ended March 31, 2016 and 2015, respectively. An amount of US$ 153 and US$ 206 of depreciation are included in “Selling expenses” for the three-month periods ended March 31, 2016 and 2015, respectively.

As of March 31, 2016, borrowing costs of US$ 1,115 (March 31, 2015: US$ 2,728) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 451,582 as of March 31, 2015.

As of March 31, 2016 included within property, plant and equipment balances are US$ 388 related to the net book value of assets under finance leases.

7.	Investment property

Changes in the Group’s investment property in the three-month periods ended March 31, 2016 and 2015 were as follows:

	March 31, 2016	March 31, 2015
	(unaudited)
Beginning of the period	4,796	6,675
Exchange differences	(541)	(205)
End of the period	4,255	6,470

Cost	4,255	6,470
Accumulated depreciation	-	-
Net book amount	4,255	6,470

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	March 31, 2016	March 31, 2015
	(unaudited)
Rental income	266	310

As of March 31, 2016, the fair value of investment property was US$ 55 million (2015: US$ 48 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 21

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2016 and 2015 were as follows:

	Goodwill	Trademarks	Software	Others	Total
Three-month period ended March 31, 2015
Opening net book amount	20,172	959	2,634	13	23,778
Exchange differences	(1,901)	(4)	(375)	(2)	(2,282)
Additions	-	-	195	-	195
Amortization charge (i) (Note 22)	-	-	(133)	(2)	(135)
Closing net book amount	18,271	955	2,321	9	21,556
At March 31,2015 (unaudited)
Cost	18,271	2,494	3,730	140	24,635
Accumulated amortization		(1,539)	(1,409)	(131)	(3,079)
Net book amount	18,271	955	2,321	9	21,556

Three-month period ended March 31, 2016
Opening net book amount	13,510	930	2,200	21	16,661
Exchange differences	(233)	(5)	105	-	(133)
Additions	-	-	661	6	667
Amortization charge (ii) (Note 22)	-	-	(104)	(9)	(113)
Closing net book amount	13,277	925	2,862	18	17,082
At March 31, 2016 (unaudited)
Cost	13,277	2,464	4,810	173	20,724
Accumulated amortization		(1,539)	(1,948)	(155)	(3,642)
Net book amount	13,277	925	2,862	18	17,082

(i)  For the three-month period ended March 31, 2015 an amount of US$ 133 and US$ 2 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

(ii)  For the three-month period ended March 31, 2016 an amount of US$ 104 and US$ 9 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 22

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2016 and 2015 were as follows:

	March 31, 2016	March 31, 2015 (revised)
	(unaudited)
Beginning of the period	111,818	124,735
Initial recognition and changes in fair value of biological assets	25,833	1,697
Decrease due to harvest	(66,615)	(57,928)
Decrease due to disposals	(706)	(721)
Decrease due to sales of agricultural produce	(4,301)	(7,256)
Costs incurred during the period	48,203	51,907
Exchange differences	1,165	(10,790)
End of the period	115,397	101,644

Biological assets as of March 31, 2016 and December 31, 2015 were as follows:

	March 31, 2016	December 31, 2015
	(unaudited)	(revised)
Non-current
Cattle for dairy production	6,497	6,459
Other cattle	15	17
	6,512	6,476
Current
Other cattle	566	598
Sown land – crops	33,974	22,536
Sown land – rice	218	23,131
Sown land – sugarcane	74,127	59,077
	108,885	105,342
Total biological assets	115,397	111,818

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 23

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments

As of March 31, 2016, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2015 and their allocation to the fair value hierarchy:

	2016
	Level 1	Level 2	Total

Assets
Derivative financial instruments	9,357	441	9,798
Total assets	9,357	441	9,798
Liabilities
Derivative financial instruments	(5,539)	(1,542)	(7,081)
Total liabilities	(5,539)	(1,542)	(7,081)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 24

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	1,267

Options	Quoted price	-	-	1	2,551

Options/OTC	Quoted price	-	-	2	(983)

Foreign-currency interest-rate swaps	Theoretical price	-	-	2	(117)

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	288
NDF	Quoted price	-	-	2	(289)
					2,717

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 25

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net

	March 31, 2016	December 31, 2015
	(unaudited)
Non current
Trade receivables	1,456	1,764
Trade receivables – net	1,456	1,764
Advances to suppliers	6,027	8,476
Income tax credits	5,482	6,428
Non-income tax credits (i)	1,832	1,914
Judicial deposits	2,586	2,105
Other receivables	1,230	1,108
Non current portion	18,613	21,795
Current
Trade receivables	65,140	55,846
Receivables from related parties (Note 27)	8,413	8,204
Less: Allowance for trade receivables	(2,177)	(481)
Trade receivables – net	71,376	63,569
Prepaid expenses	7,988	3,914
Advance to Suppliers	17,171	12,182
Income tax credits	6,498	5,438
Non-income tax credits (i)	49,997	42,914
Cash collateral	8,020	3,037
Receivables from related parties (Note 27)	545	300
Receivable from disposal of subsidiary	3,396	2,997
Other receivables	12,042	10,660
Subtotal	105,657	81,442
Current portion	177,033	145,011
Total trade and other receivables, net	195,646	166,806

(i) Includes US$ 278 for the three month period ended March 31, 2016 reclassified from property, plant and equipment (for the year ended December 31, 2015: US$ 941).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 26

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	March 31, 2016	December 31, 2015
	(unaudited)
Currency
US Dollar	38,434	30,191
Argentine Peso	44,857	36,210
Uruguayan Peso	456	566
Brazilian Reais	111,899	99,839
	195,646	166,806

As of March 31, 2016 trade receivables of US$ 25,075 (December 31, 2015: US$ 7,542) were past due but not impaired. The ageing analysis of these receivables indicates that 9,483 and 897 are over 6 months in March 31, 2016 and December 31, 2015, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

12.	Inventories

	March 31, 2016	December 31, 2015
	(unaudited)	(revised)
Raw materials	27,468	31,833
Finished goods	66,809	49,457
Stocks held by third parties	3,031	3,717
Others	303	279
	97,611	85,286

The cost of inventories recognized as expense are included in ‘Cost of manufactured products sold and services rendered’ amounted to US$ 72,660 for the three-month period ended March 31, 2016. The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$ 19,155 for the three-month period ended March 31, 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 27

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Cash and cash equivalents

	March 31, 2016	December 31, 2015
	(unaudited)
Cash at bank and on hand	196,649	185,864
Short-term bank deposits	27,039	13,030
	223,688	198,894

14.	Shareholder´s Contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2015	122,382	1,116,617
Employee share options exercised (Note 15)	-	746
At March 31,2015	122,382	1,117,363

At January 1, 2016	122,382	1,121,247
Employee share options exercised (Note 15)	-	181
At March 31, 2016	122,382	1,121,428

15.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of March 31, 2016 19,604 options (2015: 93,788) were exercised, and nil (2015: nil) were forfeited.

(b)	Restricted Share and Restricted Stock Unit Plan

As of March 31, 2016, the Group recognized compensation expense US$ 1.2 million related to the restricted shares granted under the Restricted Share Plan (2015: US$ 0.9 million).

For the three-month period ended March 31, 2016, nil Restricted Stock Units were granted, (2015: nil), nil vested, (2015: nil), and 9,289 were forfeited (2015: 1,714).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 28

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Trade and other payables

	March 31, 2016	December 31, 2015
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	1,563	1,563
Other payables	388	348
	1,951	1,911
Current
Trade payables	55,890	47,035
Advances from customers	5,299	2,838
Amounts due to related parties (Note 27)	590	465
Taxes payable	1,763	2,716
Other payables	604	677
	64,146	53,731
Total trade and other payables	66,097	55,642

(i)	These trades payable are mainly collateralized by property, plant and equipment.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 29

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Borrowings

	March 31, 2016	December 31, 2015
	(unaudited)
Non-current
ABC Brazil Loan	12,441	14,731
Bradesco Loan (*)	469	359
BNDES Loan Facility(*)	103,557	100,311
IDB Facility (*)	6,036	5,991
Ciudad de Buenos Aires Loan	8,572	8,572
Banco do Brazil Loan Facility (*)	40,974	39,219
Itaú BBA Facility (*)	25,007	24,072
Rabobank	39,651	-
ING/Rabobank/Bladex/Crédit Agricole / Votorantim/ABN(*)	108,219	108,219
Rabobank, Syndicated Loan (*)	15,725	31,450
ING Bank N,V, Syndicated Loan (*)	33,239	33,202
ING/Rabobank/ABN/Crédit Agricole/HSBC/Caixa Geral/Galena(*)	105,886	105,780
Other bank borrowings	11,903	11,677
Obligations under finance leases	26	68
	511,705	483,651

Current
Bank overdrafts	3,671	9
BNDES Loan Facility (*)	23,618	21,506
IDB Facility (*)	16,437	15,984
Ciudad de Buenos Aires Loan	2,927	2,939
Banco do Brazil Loan Facility (*)	17,219	13,582
Rabobank Loan (*)	10,121	10,009
ITAU (*)	7,026	4,969
ABC Brazil Loan	4,643	2,317
Bradesco Loan (*)	4,043	4,049
Votoratim	-	237
Rabobank, Syndicated Loan (*)	39,561	31,935
ING/HSBC/ICBC/BES/Bradesco/Hinduja/ Bladex / BoC/Paschi(*)	33,036	33,015
ING/Rabobank/ABN/Crédit Agricole / HSBC/Caixa Geral/Galena(*)	42,249	52,377
Rabobank/Heritage/Santander/Itau/BBVA/HSBC/Scotia	17,367	-
Other borrowings	28,093	28,062
Other bank borrowings	33,031	18,487
Obligations under finance leases	138	211
	283,180	239,688
Total borrowings	794,885	723,339

(*) The Group was in compliance with the related covenants under the respective loan agreements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 30

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Borrowings (continued)

As of March 31, 2016, total bank borrowings include collateralized liabilities of US$ 705,635 (December 31, 2015: US$ 669,109). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	March 31, 2016	December 31, 2015
	(unaudited)
Fixed rate:
Less than 1 year	131,676	89,918
Between 1 and 2 years	33,323	31,096
Between 2 and 3 years	32,176	30,197
Between 3 and 4 years	24,498	22,497
Between 4 and 5 years	20,027	18,779
More than 5 years	33,129	34,492
	274,829	226,979
Variable rate:
Less than 1 year	151,366	149,559
Between 1 and 2 years	225,102	109,488
Between 2 and 3 years	92,943	102,351
Between 3 and 4 years	34,288	79,341
Between 4 and 5 years	6,649	44,233
More than 5 years	9,544	11,109
	519,892	496,081
	794,721	723,060

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	March 31, 2016	December 31, 2015
	(unaudited)
Currency
US Dollar	584,755	526,710
Brazilian Reais	204,817	193,345
Argentine Peso	5,313	3,284
	794,885	723,339

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 31

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2016	March 31, 2015 (revised)
	(unaudited)
Current income tax	(11,162)	(49)
Deferred income tax	8,811	5,039
Income tax expense	(2,351)	4,990

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2015.

Argentine law includes a 10% withholding tax on dividend distributions made by Argentine companies to individuals and foreign beneficiaries. As of March 31, 2016, the Company did not record any liability on retain earnings at their Argentine subsidiaries due to its dividend policy which defines that the Company intends to retain any future earnings to finance operations and the expansion of their business and does not intend to distribute or pay any cash dividends on our common shares in the foreseeable future.

The gross movement on the deferred income tax account is as follows:

	March 31, 2016	March 31, 2015 (revised)
	(unaudited)
Beginning of period asset/(liability)	53,108	2.437
Exchange differences	6,684	(7,772)
Tax charge relating to cash flow hedge (i)	(13,288)	21,684
Income tax expense	8,811	5,039
End of period asset/(liability)	55,315	21,388

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income net of the amount reclassified from equity to profit and loss amounting to U$S 4,975 loss for the three-month period ended March 31, 2016.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2016	March 31, 2015 (revised)
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(2,374)	3,811
Non-deductible items	(421)	(532)
Tax losses where no deferred tax asset was recognized	(68)	(303)
Non-taxable income	565	2,124
Others expenses	(53)	(110)
Income tax expense	(2,351)	4,990

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 32

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Payroll and social security liabilities

	March 31, 2016	December 31, 2015
	(unaudited)
Non-current
Social security payable	1,306	1,236
	1,306	1,236
Current
Salaries payable	7,408	4,755
Social security payable	2,449	2,766
Provision for vacations	9,044	9,877
Provision for bonuses	6,016	4,755
	24,917	22,153
Total payroll and social security liabilities	26,223	23,389

20.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates, In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 33

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Sales

	March 31, 2016	March 31, 2015
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol (*)	42,625	39,647
Sugar (*)	28,233	13,955
Rice (*)	20,393	28,121
Energy	2,657	1,929
Powder milk	-	83
Operating leases	271	314
Services	428	423
Others	514	8
	95,121	84,480
Sales of agricultural produce and biological assets:
Soybean (*)	6,208	5,217
Cattle for dairy production	706	721
Corn (*)	7,217	4,149
Cotton (*)	835	713
Milk	4,301	7,256
Wheat	3,388	6,258
Sunflower	3,104	4,637
Barley	602	603
Seeds	2	9
Others (*)	-	175
	26,363	29,738
Total sales	121,484	114,218

(*) Includes sales of soybean, corn, rice, sugar, ethanol, cotton, sunflower and others produced by third parties for an amount of US$ 246; US$ 2,915; US$ 4,652; US$ 9,793, US$ 97, US$ 37, US$ 409 and US$ 199 respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 163.6 million as of March 31, 2016 (March 31, 2015: US$ 82.5 million) comprised primarily of 20,027 m³ of ethanol (US$ 2.4 million), 461.984 mhw of energy (U$S 29.5 million) and 93.401 tons of soybean (U$S 24.9 million), 99,095 tons of corn (US$ 13.7 million), 6,154 tons of wheat (US$ 2.1 million), and 7,590 of others crops (US$ 2.1 million) which expire between January 2016 and December 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 34

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	March 31, 2016	March 31, 2015 (revised)
	(unaudited)
Cost of agricultural produce and biological assets sold	24,162	32,344
Raw materials and consumables used in manufacturing activities	41,654	36,837
Services	2,719	3,511
Salaries and social security expenses (Note 23)	17,639	17,636
Depreciation and amortization	13,542	6,358
Taxes (*)	630	690
Maintenance and repairs	3,561	5,835
Lease expense and similar arrangements(**)	511	6,811
Freights	4,937	532
Export taxes / selling taxes	4,592	6,610
Fuel and lubricants	3,089	1,953
Others	3,327	3,455
Total expenses by nature	120,363	122,572

(*) Excludes export taxes and selling taxes.

(**) Relates to various cancellable operating lease agreements for office and machinery equipment.

For the three-month period ended March 31, 2016, an amount of US$ 72,660 is included as “cost of manufactured products sold and services rendered” (March 31, 2015: 67,561); an amount of US$ 26,363 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (March 31, 2015: 29,738); an amount of US$ 10,304 is included in “general and administrative expenses” (March 31, 2015: 12,018); and an amount of US$ 11,036 is included in “selling expenses” as described above (March 31, 2015: 13,255).

23.	Salaries and social security expenses

	March 31, 2016	March 31, 2015
	(unaudited)
Wages and salaries	12,117	12,493
Social security costs	4,327	4,224
Equity-settled share-based compensation	1,195	919
	17,639	17,636
Number of employees	8,111	8,448

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 35

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.	Other operating (loss)/income, net

	March 31, 2016	March 31, 2015
	(unaudited)
(Loss)/gain from commodity derivative financial instruments	(170)	21,119
Loss from onerous contracts – forwards	(63)	(29)
Gain from disposal of other property items	134	393
Others	157	142
	58	21,625

25.	Financial results, net

	March 31, 2016	March 31, 2015
	(unaudited)
Finance income:
- Interest income	2,796	2,568
- Cash flow hedge – transfer from equity	-	464
- Gain from interest rate/foreign exchange rate derivative financial instruments	1,155	226
- Other income	194	33
Finance income	4,145	3,291

Finance costs:
- Interest expense	(10,326)	(12,715)
- Cash flow hedge – transfer from equity	(4,975)	-
- Foreign exchange losses, net	(9,862)	(13,694)
- Taxes	(513)	(705)
- Other expenses	(3,037)	(669)
Finance costs	(28,713)	(27,783)
Total financial results, net	(24,568)	(24,492)

26.	Disclosure of leases and similar arrangements

The Group as lessor - Operating leases

In September 2013, Marfrig Argentina S.A., (“Marfrig Argentina”), an argentine subsidiary of Marfrig Alimentos S.A. (“Marfrig Alimentos") a Brazilian Company, notified the Group of their intention to early terminate the lease agreement entered into with the Group on December 2009 for grazing land. The termination of the lease agreement was effective in the fourth quarter of 2013. The Group filed an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos in 2014 claiming unpaid invoices and indemnification for early termination for
US$ 23,000,000.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 36

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income		Balance receivable (payable)
			March 31, 2016	March 31, 2015	March 31, 2016	December 31, 2015

			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Receivables (Note 11)	-	-	545	300
		General and Administrative expenses	42	(91)	-	-
		Payables (Note 16)	-	-	(590)	(465)
CHS Agro	Joint venture	Services	39	28	-	-
		Interest income	81	-	-	-
		Receivables (Note 11)	-	-	8,413	8,204
Directors and senior management	Employment	Compensation selected employees	(2,352)	(1,654)	(17,968)	(16,836)

(i) Shareholder of the Company.

(ii) Relates to agriculture partnership agreements (“parceria”)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 37